UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

August 28, 2015

BHP BILLITON LIMITED	BHP BILLITON PLC
(ABN 49 004 028 077) (Exact name of Registrant as specified in its charter)	(REG. NO. 3196209) (Exact name of Registrant as specified in its charter)

VICTORIA, AUSTRALIA (Jurisdiction of incorporation or organisation) 171 COLLINS STREET, MELBOURNE, VICTORIA 3000 AUSTRALIA (Address of principal executive offices)	ENGLAND AND WALES (Jurisdiction of incorporation or organisation) NEATHOUSE PLACE, VICTORIA, LONDON, UNITED KINGDOM (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:    ☒  Form 20-F     ☐  Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:    ☐  Yes    ☒  No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

BHP Billiton Limited	BHP Billiton Plc
171 Collins Street	Neathouse Place
Melbourne Victoria 3000 Australia	London SW1V 1LH UK
GPO BOX 86	Tel +44 20 7802 4000
Melbourne Victoria 3001 Australia	Fax + 44 20 7802 4111
Tel +61 1300 55 47 57 Fax +61 3 9609 3015	bhpbilliton.com
bhpbilliton.com

Company Secretariat

28 August 2015

To: Australian Securities Exchange	cc: New York Stock Exchange
London Stock Exchange	JSE Limited

Notification of Change of Interests of

Persons Discharging Managerial Responsibility

(Listing Rules & Disclosure and Transparency Rules of the UK Listing Authority)

Name of entities	BHP Billiton Limited	BHP Billiton Plc
	ABN 49 004 028 077	REG NO 3196209

As part of a dual listed company structure, the Group voluntarily notifies all stock exchanges on which either BHP Billiton Limited or BHP Billiton Plc have primary or secondary listings, all those interests of directors and persons discharging managerial responsibilities of both entities in the securities of both entities (and changes to those interests) which are required to be disclosed under the Listing Rules and Disclosure and Transparency Rules of the United Kingdom Listing Authority and the Group’s Securities Dealing document.

We (the entities) advise the following information under the UK Listing Authority Disclosure and Transparency Rule 3.1.4 and as agent for the person discharging managerial responsibilities in accordance with the Group’s Securities Dealing document.

This notification is in respect of:

•	Peter Beaven;

•	Tim Cutt;

•	Dean Dalla Valle;

•	Mike Henry;

•	Danny Malchuk;

•	Athalie Williams; and

•	Jimmy Wilson.

Name of person discharging managerial responsibilities	Peter Beaven

Date of last notice	26 May 2015

Date issuer informed of transaction	27 August 2015

Date and place of transaction	27 August 2015 (Australian Securities Exchange) The employee share plan trust purchased the shares. The shares were allocated, and the issuer was informed on 27 August 2015.

Nature of transaction

The acquisition of:

•    36,871 ordinary shares in BHP Billiton Limited following the vesting of Restricted Shares under the 2012 Management Award Plan (MAP);

•    2,609 ordinary shares in BHP Billiton Limited following the vesting of Deferred Shares under the 2013 Group Incentive Scheme (GIS);

•    13,007 ordinary shares in BHP Billiton Limited following the vesting of Deferred Shares under the 2013 Group Short Term Incentive Plan (GSTIP); and

•    168* ordinary shares in BHP Billiton Limited in accordance with the Group’s policy on Dividend Equivalent Payments (DEPs).

In addition, an on-market sale of 26,151 ordinary shares on the Australian Securities Exchange, made in order to meet expected tax obligations.

*  Certain awards granted under BHP Billiton equity plans include eligibility to receive a DEP as described in the BHP Billiton Remuneration Report. During 2013 the Remuneration Committee determined the DEP on certain awards would be provided in the form of ordinary shares.

Part 1 – Change of relevant interests in securities

Included in this Part are:

•	in the case of a trust, interests in the trust made available by the responsible entity of the trust;

•	details of the circumstance giving rise to the relevant interest;

•	details and estimated valuation if the consideration is non-cash; and

•	changes in the relevant interest of Connected Persons of the director.

Direct or indirect interest	Direct

Nature of indirect interest (including registered holder)	–

Date of change	27 August 2015

No. of securities held prior to change	210,135 (Direct)

Class	Ordinary shares in BHP Billiton Limited

Number acquired	52,655

Number disposed	26,151

Value/Consideration	Vesting of 52,487 at nil cost 168 DEP in shares – nil cost Sale of 26,151 at $24.13 per share (average)

No. of securities held after change	236,639 (Direct)

Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Please see “nature of transaction” above.

Any additional information	Peter Beaven’s spouse also holds 1,446 ordinary shares in BHP Billiton Limited.

Part 2 – Change of interests in contracts other than as described in Part 2

Included in this Part are:

•	only details of a contract in relation to which the interest has changed; and

•	details and estimated valuation if the consideration is non-cash.

Detail of contract	–

Nature of interest	–

Name of registered holder (if issued securities)	–

No. and class of securities to which interest related prior to change	–

Interest acquired	–

Interest disposed	–

Value/Consideration	–

Interest after change	–

Part 3 – Change of interests in options or other rights granted by the entities

Included in this Part are only details of options or other rights granted which have changed, save for the total number of securities over which options or other rights are held following this notification.

Date of grant	–

Period during which or date on which exercisable	–

Total amount paid (if any) for the grant	–

Description of securities involved: class; number	–

Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise	–

Total number of securities over which options or other rights held at the date of this notice

BHP Billiton Limited:

225,729– maximum number of Performance Shares (ordinary shares of BHP Billiton Limited) under the LTIP

39,837 – maximum number of Deferred Shares (ordinary shares of BHP Billiton Limited) under the STIP

39,282 – maximum number of Transitional GMC Awards (ordinary shares of BHP Billiton Limited)

——————

304,848 – Total

Any additional information	This notification is in respect of the vesting of Deferred Shares under GIS and GSTIP and Restricted Shares under MAP (see part 1).

Part 4 - Contact details

Name of authorised officers responsible for making this notification on behalf of the entities	Rachel Agnew

Contact details	Rachel Agnew Tel: +61 3 9609 3730 Fax: +61 3 9611 1044

BHP Billiton Limited ABN 49 004 028 077	BHP Billiton Plc Registration number 3196209
Registered in Australia	Registered in England and Wales
Registered Office: 171 Collins Street Melbourne Victoria 3000	Registered Office: Neathouse Place, London SW1V 1LH UK

Members of the BHP Billiton Group which is headquartered in Australia

Name of person discharging managerial responsibilities	Tim Cutt

Date of last notice	26 May 2015

Date issuer informed of transaction	27 August 2015

Date and place of transaction	27 August 2015 (Australian Securities Exchange) The employee share plan trust purchased the shares. The shares were allocated, and the issuer was informed on 27 August 2015.

Nature of transaction

The acquisition of:

•    29,066 ordinary shares in BHP Billiton Limited following the vesting of Restricted Shares under the 2012 Management Award Plan (MAP); and

•    11,451 ordinary shares in BHP Billiton Limited following the vesting of Deferred Shares under the 2013 Group Short Term Incentive Plan (GSTIP).

In addition, an on-market sale of 17,571 ordinary shares on the Australian Securities Exchange, made in order to meet expected tax obligations.

Part 1 – Change of relevant interests in securities

Included in this Part are:

•	in the case of a trust, interests in the trust made available by the responsible entity of the trust;

•	details of the circumstance giving rise to the relevant interest;

•	details and estimated valuation if the consideration is non-cash; and

•	changes in the relevant interest of Connected Persons of the director.

Direct or indirect interest	Direct

Nature of indirect interest (including registered holder)	Tim Cutt holds an indirect interest in 940 ordinary shares in BHP Billiton Limited (held as 470 BHP Billiton Limited ADRs) held by Merrill Lynch, and they are held on behalf of Tim Cutt as beneficial owner.

Date of change	27 August 2015

No. of securities held prior to change	55,621 (Direct) 940 (Indirect)

Class	Ordinary shares in BHP Billiton Limited

Number acquired	40,517

Number disposed	17,571

Value/Consideration	Vesting of 40,517 at nil cost Sale of 17,571 at $24.13 per share (average)

No. of securities held after change	78,567 (Direct) 940 (Indirect)

Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Please see “nature of transaction” above.

Any additional information	–

Part 2 – Change of interests in contracts other than as described in Part 2

Included in this Part are:

•	only details of a contract in relation to which the interest has changed; and

•	details and estimated valuation if the consideration is non-cash.

Detail of contract	–

Nature of interest	–

Name of registered holder (if issued securities)	–

No. and class of securities to which interest related prior to change	–

Interest acquired	–

Interest disposed	–

Value/Consideration	–

Interest after change	–

Part 3 – Change of interests in options or other rights granted by the entities

Included in this Part are only details of options or other rights granted which have changed, save for the total number of securities over which options or other rights are held following this notification.

Date of grant	–

Period during which or date on which exercisable	–

Total amount paid (if any) for the grant	–

Description of securities involved: class; number	–

Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise	–

Total number of securities over which options or other rights held at the date of this notice

BHP Billiton Limited:

225,729 – maximum number of Performance Shares (ordinary shares of BHP Billiton Limited) under the LTIP

40,662 – maximum number of Deferred Shares (ordinary shares of BHP Billiton Limited) under the STIP

39,282 – maximum number of Transitional GMC Awards (ordinary shares of BHP Billiton Limited) —————— 305,673 – Total

Any additional information	This notification is in respect of the vesting of Deferred Shares under GSTIP and Restricted Shares under MAP (see part 1).

Part 4 - Contact details

Name of authorised officers responsible for making this notification on behalf of the entities	Rachel Agnew

Contact details	Rachel Agnew Tel: +61 3 9609 3730 Fax: +61 3 9611 1044

BHP Billiton Limited ABN 49 004 028 077	BHP Billiton Plc Registration number 3196209
Registered in Australia	Registered in England and Wales
Registered Office: 171 Collins Street Melbourne Victoria 3000	Registered Office: Neathouse Place, London SW1V 1LH UK

Members of the BHP Billiton Group which is headquartered in Australia

Name of person discharging managerial responsibilities	Dean Dalla Valle

Date of last notice	26 May 2015

Date issuer informed of transaction	27 August 2015

Date and place of transaction	27 August 2015 (Australian Securities Exchange) The employee share plan trust purchased the shares. The shares were allocated, and the issuer was informed on 27 August 2015.

Nature of transaction

The acquisition of:

•    29,066 ordinary shares in BHP Billiton Limited following the vesting of Restricted Shares under the 2012 Management Award Plan (MAP);

•    2,040 ordinary shares in BHP Billiton Limited following the vesting of Deferred Shares under the 2013 Group Incentive Scheme (GIS);

•    10,775 ordinary shares in BHP Billiton Limited following the vesting of Deferred Shares under the 2013 Group Short Term Incentive Plan (GSTIP); and

•    131* ordinary shares in BHP Billiton Limited in accordance with the Group’s policy on Dividend Equivalent Payments (DEPs).

In addition, an on-market sale of 20,868 ordinary shares on the Australian Securities Exchange, made in order to meet expected tax obligations.

*  Certain awards granted under BHP Billiton equity plans include eligibility to receive a DEP as described in the BHP Billiton Remuneration Report. During 2013 the Remuneration Committee determined the DEP on certain awards would be provided in the form of ordinary shares.

Part 1 – Change of relevant interests in securities

Included in this Part are:

•	in the case of a trust, interests in the trust made available by the responsible entity of the trust;

•	details of the circumstance giving rise to the relevant interest;

•	details and estimated valuation if the consideration is non-cash; and

•	changes in the relevant interest of Connected Persons of the director.

Direct or indirect interest	Direct

Nature of indirect interest (including registered holder)	–

Date of change	27 August 2015

No. of securities held prior to change	83,438 (Direct)

Class	Ordinary shares in BHP Billiton Limited

Number acquired	42,012

Number disposed	20,868

Value/Consideration	Vesting of 41,881 at nil cost 131 DEP in shares – nil cost Sale of 20,868 at $24.13 per share (average)

No. of securities held after change	104,582 (Direct)

Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Please see “nature of transaction” above.

Any additional information	Dean Dalla Valle’s spouse also holds 43,582 ordinary shares in BHP Billiton Limited.

Part 2 – Change of interests in contracts other than as described in Part 2

Included in this Part are:

•	only details of a contract in relation to which the interest has changed; and

•	details and estimated valuation if the consideration is non-cash.

Detail of contract	–

Nature of interest	–

Name of registered holder (if issued securities)	–

No. and class of securities to which interest related prior to change	–

Interest acquired	–

Interest disposed	–

Value/Consideration	–

Interest after change	–

Part 3 – Change of interests in options or other rights granted by the entities

Included in this Part are only details of options or other rights granted which have changed, save for the total number of securities over which options or other rights are held following this notification.

Date of grant	–

Period during which or date on which exercisable

Total amount paid (if any) for the grant	–

Description of securities involved: class; number	–

Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise	–

Total number of securities over which options or other rights held at the date of this notice

BHP Billiton Limited:

225,729– maximum number of Performance Shares (ordinary shares of BHP Billiton Limited) under the LTIP

43,888– maximum number of Deferred Shares (ordinary shares of BHP Billiton Limited) under the STIP

39,282 – maximum number of Transitional GMC Awards (ordinary shares of BHP Billiton Limited)

——————

308,899 – Total

Any additional information	This notification is in respect of the vesting of Deferred Shares under GIS and GSTIP and Restricted Shares under MAP (see part 1).

Part 4 - Contact details

Name of authorised officers responsible for making this notification on behalf of the entities	Rachel Agnew

Contact details	Rachel Agnew Tel: +61 3 9609 3730 Fax: +61 3 9611 1044

BHP Billiton Limited ABN 49 004 028 077	BHP Billiton Plc Registration number 3196209
Registered in Australia	Registered in England and Wales
Registered Office: 171 Collins Street Melbourne Victoria 3000	Registered Office: Neathouse Place, London SW1V 1LH UK

Members of the BHP Billiton Group which is headquartered in Australia

Name of person discharging managerial responsibilities	Mike Henry

Date of last notice	26 May 2015

Date issuer informed of transaction	27 August 2015

Date and place of transaction	27 August 2015 (London Stock Exchange and Australian Securities Exchange) The employee share plan trust purchased the shares. The shares were allocated, and the issuer was informed on 27 August 2015.

Nature of transaction

The acquisition of:

•    27,552 ordinary shares in BHP Billiton Limited following the vesting of Deferred Shares under the 2013 Group Incentive Scheme (GIS);

•    17,872* ordinary shares in BHP Billiton Plc following the vesting of tranche one of the 2012 Transitional GMC Awards; and

•    1,775** ordinary shares in BHP Billiton Limited in accordance with the Group’s policy on Dividend Equivalent Payments (DEPs).

In addition, an on-market sale of 13,167 ordinary shares on the Australian Securities Exchange made in order to meet expected tax obligations.

*       Transitional GMC awards are granted to new GMC members recruited from within BHP Billiton to bridge the gap created by the different timeframes of BHP Billiton’s long-term incentive programme for GMC members (LTIP) and for senior management (MAP). Tranche one of Mr Henry’s Transitional GMC awards granted in 2012 had a three-year service and performance condition. The Remuneration Committee has determined that 83 per cent of tranche one of the Transitional GMC awards will vest (17,872 awards), and the remaining 17 per cent (3,661 awards) will lapse. Details of the Committee’s assessment against the performance condition will be included in the Remuneration Report in the 2015 Annual Report.

**     Certain awards granted under BHP Billiton equity plans include eligibility to receive a DEP as described in the BHP Billiton Remuneration Report. During 2013 the Remuneration Committee determined the DEP on certain awards would be provided in the form of ordinary shares.

Part 1 – Change of relevant interests in securities

Included in this Part are:

•	in the case of a trust, interests in the trust made available by the responsible entity of the trust;

•	details of the circumstance giving rise to the relevant interest;

•	details and estimated valuation if the consideration is non-cash; and

•	changes in the relevant interest of Connected Persons of the director.

Direct or indirect interest	Direct

Nature of indirect interest (including registered holder)	–

Date of change	27 August 2015

No. of securities held prior to change	21,879 (BHP Billiton Limited) – Direct 162,671 (BHP Billiton Plc) – Direct

Class	Ordinary shares in BHP Billiton Limited and BHP Billiton Plc

Number acquired	29,327 (BHP Billiton Limited) – Direct 17,872 (BHP Billiton Plc) – Direct

Number disposed	13,167 (BHP Billiton Limited)

Value/Consideration	Vesting of 45,424 at nil cost 1,775 DEP in shares – nil cost Sale of 13,167 at $24.13 per share (average)

No. of securities held after change	38,039 (BHP Billiton Limited) – Direct 180,543 (BHP Billiton Plc) – Direct

Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Please see “nature of transaction” above.

Any additional information	–

Part 2 – Change of interests in contracts other than as described in Part 2

Included in this Part are:

•	only details of a contract in relation to which the interest has changed; and

•	details and estimated valuation if the consideration is non-cash.

Detail of contract	–

Nature of interest	–

Name of registered holder (if issued securities)	–

No. and class of securities to which interest related prior to change	–

Interest acquired	–

Interest disposed	–

Value/Consideration	–

Interest after change	–

Part 3 – Change of interests in options or other rights granted by the entities

Included in this Part are only details of options or other rights granted which have changed, save for the total number of securities over which options or other rights are held following this notification.

Date of grant	–

Period during which or date on which exercisable	–

Total amount paid (if any) for the grant	–

Description of securities involved: class; number	–

Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise	–

Total number of securities over which options or other rights held at the date of this notice

BHP Billiton Plc:

130,922 – maximum number of Performance Shares (ordinary shares of BHP Billiton Plc) under the LTIP

21,533 – maximum number of Transitional GMC Awards (ordinary shares of BHP Billiton Plc)

——————

152,455 – Total

BHP Billiton Limited:

248,303 – maximum number of Performance Shares (ordinary shares of BHP Billiton Limited) under the LTIP

47,575– maximum number of Deferred Shares (ordinary shares of BHP Billiton Limited) under the STIP

27,552– maximum number of Deferred Shares (ordinary shares of BHP Billiton Limited) under the GIS

——————

323,430 – Total

Any additional information	This notification is in respect of the vesting of Deferred Shares under GIS and Transitional GMC Awards (see part 1).

Part 4 - Contact details

Name of authorised officers responsible for making this notification on behalf of the entities	Rachel Agnew

Contact details	Rachel Agnew Tel: +61 3 9609 3730
Fax: +61 3 9611 1044

BHP Billiton Limited ABN 49 004 028 077	BHP Billiton Plc Registration number 3196209
Registered in Australia	Registered in England and Wales
Registered Office: 171 Collins Street Melbourne Victoria 3000	Registered Office: Neathouse Place, London SW1V 1LH UK

Members of the BHP Billiton Group which is headquartered in Australia

Name of person discharging managerial responsibilities	Danny Malchuk

Date of last notice	26 May 2015

Date issuer informed of transaction	27 August 2015

Date and place of transaction	27 August 2015 (Australian Securities Exchange) The employee share plan trust purchased the shares. The shares were allocated, and the issuer was informed on 27 August 2015.

Nature of transaction

The acquisition of:

•    23,576 ordinary shares in BHP Billiton Limited following the vesting of Restricted Shares under the 2012 Management Award Plan (MAP);

•    1,721 ordinary shares in BHP Billiton Limited following the vesting of Deferred Shares under the 2013 Group Incentive Scheme (GIS);

•    9,234 ordinary shares in BHP Billiton Limited following the vesting of Deferred Shares under the 2013 Group Short Term Incentive Plan (GSTIP); and

•    134* ordinary shares in BHP Billiton Limited in accordance with the Group’s policy on Dividend Equivalent Payments (DEPs).

In addition, an on-market sale of 14,045 ordinary shares on the Australian Securities Exchange, made in order to meet expected tax obligations.

*  Certain awards granted under BHP Billiton equity plans include eligibility to receive a DEP as described in the BHP Billiton Remuneration Report. During 2013 the Remuneration Committee determined the DEP on certain awards would be provided in the form of ordinary shares.

Part 1 – Change of relevant interests in securities

Included in this Part are:

•	in the case of a trust, interests in the trust made available by the responsible entity of the trust;

•	details of the circumstance giving rise to the relevant interest;

•	details and estimated valuation if the consideration is non-cash; and

•	changes in the relevant interest of Connected Persons of the director.

Direct or indirect interest	Direct

Nature of indirect interest (including registered holder)	–

Date of change	27 August 2015

No. of securities held prior to change	66,307 (Direct)

Class	Ordinary shares in BHP Billiton Limited

Number acquired	34,665

Number disposed	14,045

Value/Consideration	Vesting of 34,531 at nil cost 134 DEP in shares – nil cost Sale of 14,045 at $24.13 per share (average)

No. of securities held after change	86,927 (Direct)

Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Please see “nature of transaction” above.

Any additional information	–

Part 2 – Change of interests in contracts other than as described in Part 2

Included in this Part are:

•	only details of a contract in relation to which the interest has changed; and

•	details and estimated valuation if the consideration is non-cash.

Detail of contract	–

Nature of interest	–

Name of registered holder (if issued securities)	–

No. and class of securities to which interest related prior to change	–

Interest acquired	–

Interest disposed	–

Value/Consideration	–

Interest after change	–

Part 3 – Change of interests in options or other rights granted by the entities

Included in this Part are only details of options or other rights granted which have changed, save for the total number of securities over which options or other rights are held following this notification.

Date of grant	–

Period during which or date on which exercisable	–

Total amount paid (if any) for the grant	–

Description of securities involved: class; number	–

Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise	–

Total number of securities over which options or other rights held at the date of this notice

BHP Billiton Limited:

209,231 – maximum number of Performance Shares (ordinary shares of BHP Billiton Limited) under the LTIP

37,393 – maximum number of Deferred Shares (ordinary shares of BHP Billiton Limited) under the STIP

33,390 – maximum number of Transitional GMC Awards (ordinary shares of BHP Billiton Limited)

——————

280,014 – Total

Any additional information	This notification is in respect of the vesting of Deferred Shares under GIS and GSTIP and Restricted Shares under MAP (see part 1).

Part 4 - Contact details

Name of authorised officers responsible for making this notification on behalf of the entities	Rachel Agnew

Contact details	Rachel Agnew Tel: +61 3 9609 3730 Fax: +61 3 9611 1044

BHP Billiton Limited ABN 49 004 028 077	BHP Billiton Plc Registration number 3196209
Registered in Australia	Registered in England and Wales
Registered Office: 171 Collins Street Melbourne Victoria 3000	Registered Office: Neathouse Place, London SW1V 1LH UK

Members of the BHP Billiton Group which is headquartered in Australia

Name of person discharging managerial responsibilities	Athalie Williams

Date of last notice	26 May 2015

Date issuer informed of transaction	27 August 2015

Date and place of transaction	27 August 2015 (Australian Securities Exchange) The employee share plan trust purchased the shares. The shares were allocated, and the issuer was informed on 27 August 2015.

Nature of transaction

The acquisition of:

•    7,859 ordinary shares in BHP Billiton Limited following the vesting of Restricted Shares under the

•    2012 Management Award Plan (MAP); and

•    4,904 ordinary shares in BHP Billiton Limited following the vesting of Deferred Shares under the 2013 Group Short Term Incentive Plan (GSTIP).

In addition, an on-market sale of 6,358 ordinary shares on the Australian Securities Exchange, made in order to meet expected tax obligations.

Part 1 – Change of relevant interests in securities

Included in this Part are:

•	in the case of a trust, interests in the trust made available by the responsible entity of the trust;

•	details of the circumstance giving rise to the relevant interest;

•	details and estimated valuation if the consideration is non-cash; and

•	changes in the relevant interest of Connected Persons of the director.

Direct or indirect interest	Direct

Nature of indirect interest (including registered holder)	Athalie Williams has an indirect interest in 13,994 ordinary shares in BHP Billiton Limited held by D&W (Vic.) Pty Ltd as trustee of a trust of which Athalie Williams is a beneficiary.

Date of change	27 August 2015

No. of securities held prior to change	1,058 (Direct) 13,994 (Indirect)

Class	Ordinary shares in BHP Billiton Limited

Number acquired	12,763

Number disposed	6,358

Value/Consideration	Vesting of 12,763 at nil cost Sale of 6,358 at $24.13 per share (average)

No. of securities held after change	7,463 (Direct) 13,994 (Indirect)

Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Please see “nature of transaction” above.

Any additional information	–

Part 2 – Change of interests in contracts other than as described in Part 2

Included in this Part are:

•	only details of a contract in relation to which the interest has changed; and

•	details and estimated valuation if the consideration is non-cash.

Detail of contract	–

Nature of interest	–

Name of registered holder (if issued securities)	–

No. and class of securities to which interest related prior to change	–

Interest acquired	–

Interest disposed	–

Value/Consideration	–

Interest after change	–

Part 3 – Change of interests in options or other rights granted by the entities

Included in this Part are only details of options or other rights granted which have changed, save for the total number of securities over which options or other rights are held following this notification.

Date of grant	–

Period during which or date on which exercisable	–

Total amount paid (if any) for the grant	–

Description of securities involved: class; number	–

Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise	–

Total number of securities over which options or other rights held at the date of this notice

BHP Billiton Limited:

7,204 – maximum number of Deferred Shares (ordinary shares of BHP Billiton Limited) under the GSTIP

15,906 – maximum number of Restricted Shares (ordinary shares of BHP Billiton Limited) under the MAP

——————

23,110 – Total

Any additional information	This notification is in respect of the vesting of Deferred Shares GSTIP and Restricted Shares under MAP (see part 1).

Part 4 - Contact details

Name of authorised officers responsible for making this notification on behalf of the entities	Rachel Agnew

Contact details	Rachel Agnew Tel: +61 3 9609 3730 Fax: +61 3 9611 1044

BHP Billiton Limited ABN 49 004 028 077	BHP Billiton Plc Registration number 3196209
Registered in Australia	Registered in England and Wales
Registered Office: 171 Collins Street Melbourne Victoria 3000	Registered Office: Neathouse Place, London SW1V 1LH UK

Members of the BHP Billiton Group which is headquartered in Australia

Name of person discharging managerial responsibilities	Jimmy Wilson

Date of last notice	26 May 2015

Date issuer informed of transaction	27 August 2015

Date and place of transaction	27 August 2015 (Australian Securities Exchange) The employee share plan trust purchased the shares. The shares were allocated, and the issuer was informed on 27 August 2015.

Nature of transaction

The acquisition of:

•    36,871 ordinary shares in BHP Billiton Limited following the vesting of Restricted Shares under the 2012 Management Award Plan (MAP);

•    2,541 ordinary shares in BHP Billiton Limited following the vesting of Deferred Shares under the 2013 Group Incentive Scheme (GIS);

•    13,420 ordinary shares in BHP Billiton Limited following the vesting of Deferred Shares under the 2013 Group Short Term Incentive Plan (GSTIP);

•    163* ordinary shares in BHP Billiton Limited in accordance with the Group’s policy on Dividend Equivalent Payments (DEPs).

In addition, an on-market sale of 26,323 ordinary shares on the Australian Securities Exchange, made in order to meet expected tax obligations.

*  Certain awards granted under BHP Billiton equity plans include eligibility to receive a DEP as described in the BHP Billiton Remuneration Report. During 2013 the Remuneration Committee determined the DEP on certain awards would be provided in the form of ordinary shares.

Part 1 – Change of relevant interests in securities

Included in this Part are:

•	in the case of a trust, interests in the trust made available by the responsible entity of the trust;

•	details of the circumstance giving rise to the relevant interest;

•	details and estimated valuation if the consideration is non-cash; and

•	changes in the relevant interest of Connected Persons of the director.

Direct or indirect interest	Direct

Nature of indirect interest (including registered holder)	–

Date of change	27 August 2015

No. of securities held prior to change	116,091 (BHP Billiton Limited) – Direct 59,301 (BHP Billiton Plc) – Direct

Class	Ordinary shares in BHP Billiton Limited

Number acquired	52,995

Number disposed	26,323

Value/Consideration	Vesting of 52,832 at nil cost 163 DEP in shares – nil cost Sale of 26,323 at $24.13 per share (average)

No. of securities held after change	142,763 (BHP Billiton Limited) – Direct 59,301 (BHP Billiton Plc) – Direct

Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Please see “nature of transaction” above.

Any additional information	–

Part 2 – Change of interests in contracts other than as described in Part 2

Included in this Part are:

•	only details of a contract in relation to which the interest has changed; and

•	details and estimated valuation if the consideration is non-cash.

Detail of contract	–

Nature of interest	–

Name of registered holder (if issued securities)	–

No. and class of securities to which interest related prior to change	–

Interest acquired	–

Interest disposed	–

Value/Consideration	–

Interest after change	–

Part 3 – Change of interests in options or other rights granted by the entities

Included in this Part are only details of options or other rights granted which have changed, save for the total number of securities over which options or other rights are held following this notification.

Date of grant	–

Period during which or date on which exercisable	–

Total amount paid (if any) for the grant	–

Description of securities involved: class; number	–

Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise	–

Total number of securities over which options or other rights held at the date of this notice

BHP Billiton Limited:

225,729 – maximum number of Performance Shares (ordinary shares of BHP Billiton Limited) under the LTIP

44,601 – maximum number of Deferred Shares (ordinary shares of BHP Billiton Limited) under the STIP

39,282 – maximum number of Transitional GMC Awards (ordinary shares of BHP Billiton Limited)

——————

309,612 – Total

Any additional information	This notification is in respect of the vesting of Deferred Shares under GIS and GSTIP and Restricted Shares under MAP (see part 1).

Part 4 - Contact details

Name of authorised officers responsible for making this notification on behalf of the entities	Rachel Agnew

Contact details	Rachel Agnew Tel: +61 3 9609 3730 Fax: +61 3 9611 1044

BHP Billiton Limited ABN 49 004 028 077	BHP Billiton Plc Registration number 3196209
Registered in Australia	Registered in England and Wales
Registered Office: 171 Collins Street Melbourne Victoria 3000	Registered Office: Neathouse Place, London SW1V 1LH UK

Members of the BHP Billiton Group which is headquartered in Australia

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BHP Billiton Limited and BHP Billiton Plc

Date: August 28, 2015	By:	/s/ Rachel Agnew
	Name:	Rachel Agnew
	Title:	Company Secretary